Economically Targeted Investments (ETI) Summit:

An Action Agenda for Affordable Housing, Construction Careers, and Public and Union Pension Investments

Wednesday, May 17, 2023

1:30 p.m. to 4:30 p.m.
Reception to follow
Local 103 IBEW, 256 Freeport St.,
Dorchester, MA

Register Here

Join the AFL-CIO Housing Investment Trust for an Economically Targeted Investments (ETI) Summit. Learn how public and union pension funds are financing the reconstruction of key developments such as Old Colony, Mildred Hailey, and Whittier Street and beyond to create more affordable housing, family-sustaining union careers, and a vibrant foundation for communities to thrive.

Elected officials, pension fund investors, labor leaders, and affordable housing and workforce development experts will discuss how union pension funds and public investments are the catalysts for affordable housing and equitable development at scale in Boston, and their importance to meeting the housing and job creation challenges facing Boston and the Commonwealth.

The event will feature a keynote from:



Deborah B. Goldberg

Massachusetts State Treasurer and Chair of the Massachusetts Pension Reserves Investment Management Board

Register Now!

Economically Targeted Investments Summit Registration

Economically Targeted Investments (ETI) Summit: An action agenda for affordable housing, construction careers, and public and union pension investments

Hosted by:
AFL-CIO Housing Investment Trust, Local 103 IBEW and NECA Greater Boston

Opening keynote address by:
Deborah B.Goldberg, Massachusetts State Treasurer and Receiver General

Wednesday, May 17, 2023
1:30 p.m. – 4:30 p.m.
Reception to follow

Local 103 IBEW Union Hall:
256 Freeport St., Dorchester, MA

Please feel free to bring guests and have them RSVP through this form.

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The AFL-CIO Housing Investment Trust (HIT)

As a core fixed-income investment fund, the AFL-CIO Housing Investment Trust (HIT) distinguishes itself through its focus on high credit quality multifamily mortgage-backed securities, while providing competitive risk-adjusted returns relative to its benchmark, the Bloomberg U.S. Aggregate Bond Index (Bloomberg Aggregate).

As a leader in impact investing, the HIT also seeks to generate measurable social impacts. These impacts flow from the HIT's high credit quality construction-related multifamily MBS. The HIT strives to:

- Create union construction jobs – union labor is required for all on-site construction work
- Create and preserve rental housing, particularly affordable and workforce housing
- Measure the generation of broader economic benefits of these investments for communities

Throughout its nearly 40-year history, the HIT has demonstrated that it is possible to achieve competitive fixed-income returns for working people, while improving the nation's housing stock, fostering community development, and creating good union jobs. This investment philosophy has stood the test of time.

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The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT's current performance data may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HIT's website at www.aflcio-hit.com.

Investors should consider the HIT's investment objectives, risks, and charges and expenses carefully before investing. This and other information is contained in the HIT's current prospectus. To obtain a current prospectus, call the HIT at (202) 331-8055 or visit the HIT's website at www.aflcio-hit.com.

AFL-CIO HIT | HOUSING INVESTMENT TRUST

Privacy Policy

AFL-CIO Housing Investment Trust – Internet Privacy Statement

The AFL-CIO Housing Investment Trust's ("HIT") protection of your personal information is very important to you and to us. We maintain the confidentiality of your information and do not sell nor disclose it to anyone except as permitted or required by law or as described in this Internet Privacy Statement.

We do not collect any personally identifiable information from anyone who is merely visiting or browsing this website. However, personal information may be obtained from visitors who choose to register for HIT sponsored symposiums or send us e-mail messages with inquiries regarding our company and its products and services. As such, where users seek to register for an HIT symposium or desire additional information from it, we will also collect information voluntarily provided to us by site visitors and we may share such information with third-parties engaged to assist us with managing the data collection and hosting of an internet site related to such activity. This personal information may include name, address, telephone and fax numbers, email, as well as other demographic and visitor information as needed. This information is collected when the visitor supplies information to us using one of our online registration or contact forms. HIT will use reasonable precautions to maintain the confidentiality of the information provided to it.

This website uses cookies to facilitate easier navigation within the site and to provide a higher level of convenience for the visitor. This website utilizes several technologies to collect, store, and aggregate data about usage of this site. We use electronic tags or identifiers (also known as "cookies") to help us understand and analyze use of this site. This analytical work is either performed directly by us or by a third party we have engaged to assist us. We collect information about which pages have been accessed and for how long, the location from which you are accessing a site, and certain technical information regarding your computer and operating systems, such as your Internet Protocol address (IP address), domain name and browser, etc.

Certain sections of this site require cookies to be enabled to enhance site performance. For example, cookies provide a secure way for us to verify your identity during your online session and any return visits, they enable us to personalize your experience on this site, and they help enhance site navigation. Cookies also help us to understand how people use this site so we can improve its functionality.

We use two types of cookies on this site, temporary cookies and persistent cookies. Temporary cookies are used to store information during a browser session and will expire shortly after concluding a visit to this site. Persistent cookies are used to store information between visits to this site and are stored permanently or for a specified length of time. Persistent cookies are used by HIT or its third-party vendor to facilitate easier navigation within this site and provide a higher level of convenience for the visitor.

You can choose to have your computer warn you each time a cookie is being sent, or you can choose to turn off all cookies. Your management of cookies generally is handled through your browser's settings (e.g., Google Chrome). You should review your browser's Help menu to learn the correct way to modify your cookies.

HIT generally has an obligation to maintain the confidentiality of shareholder account information pursuant to regulatory requirements. Our Code of Ethics directs HIT employees regarding the permitted and restricted uses of shareholder account names and non-public information. Within HIT, access to information about a shareholder account is restricted to those employees who need to know the information to service such account. Employees are trained to follow our procedures to protect

shareholder privacy and are instructed to access shareholder non-public information only when they have a business reason to obtain it. HIT uses physical, electronic and procedural safeguards to keep shareholder account information secure.

Account information shared outside of HIT may be shared with third-party investment advisors, consultants or other financial intermediaries authorized by you to receive this information on your behalf. Account information may also be provided to a third-party for the purpose of transacting for, servicing or maintaining a shareholder account. HIT third-party relationships use account information only to perform the services for which they have been hired, and are not permitted to use or disclose that information for any other purpose.

This website does not constitute an offer or recommendation by the AFL-CIO Housing Investment Trust of securities or services to, or a solicitation by the AFL-CIO Housing Investment Trust of an offer to buy securities or services. Materials on this website are informational only and should not be taken as investment recommendation or advice of any kind whatsoever.

The HIT is a fixed-income, investment grade mutual fund with approximately $6.0 billion in net assets. For over 35 years, the HIT has been a leader in putting union and public pension capital to work to produce competitive returns and achieve mission-related collateral objectives. Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. Investors may view the HIT's current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.

AFL-CIO HIT HOUSING INVESTMENT TRUST (https://aflciohitsummitbos.org)

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